

Mail Stop 7010

November 27, 2007

Via U.S. mail and facsimile

Mr. Michael McLaren
President
W2 Energy, Inc.
26 Densley Avenue
Toronto, Ontario M6M 2R1

> **Re:** **W2 Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-SB**
> **Filed November 5, 2007**
> **File No. 000-52277**

Dear Mr. McLaren:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As previously requested, please provide, in writing, a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Business, page 3
Strategic Partners, page 4

2. You disclose on page 4 that you have signed a general services agreement with Aker Kvaener that will provide engineering services to you at a fixed rate. Revise

your document to clarify whether any services have been provided to date, and if so, the nature and cost of the services, and how you account for such costs.

3. You disclose on page 6 that you have incurred approximately $1 million in research and development (R&D) costs in the prior two fiscal years. Please tell us where these costs were recorded in your statement of operations, as we note that from inception to September 30, 2007, R&D totaled only $188,727. Additionally, revise your significant accounting policies to disclose how you account for these costs.

4. We reissue comment 24 of our letter issued December 1, 2006.

Forward-Looking Statements, page 8

5. We reissue comment 26 of our letter dated December 1, 2006.

6. We note your response to comment 27 of our letter dated December 1, 2006. Please revise your disclosure under this heading to state that the beneficial ownership table includes all shares that may be received within 60 days, in accordance with Exchange Act Rule 13d-3.

Financial Information, page 8

7. You state on page 8 that the loss per share as of December 31, 2006 is less than $0.01 per share. However, we note from the statement of operations on page F-9 that the loss per share is not less than $0.01 per share. Revise your filing accordingly.

8. You have disclosed on page 8 that Total expenses and Net loss/profit for the nine months ended September 30, 2007, were ($558,889) and ($623,430), respectively. We note from the statement of operations for that period that total expenses are ($558,899) and the net loss is ($596,348). Please revise your filing accordingly.

9. We have read your response to comment 15 and the revised disclosure on page 9 of your filing. It does not appear that you discuss the status of the plant construction, including any costs incurred to date, how you are accounting for these costs and how you are funding these costs. Please revise your document to address these items. Also, we note from page F-5 and in your Form 10-QSB for the period ended September 30, 2007, that you have applied for funding to construct a 10,000 bbd plant. However, you disclose on page 9 that you are uncertain if you can secure the necessary funding. As such, please tell us and disclose the status and nature of your funding initiatives.

Mr. Michael McLaren
W2 Energy, Inc.
November 27, 2007
Page 3

10. You disclose on page 9 in your liquidity section that you anticipate the future cash flow from revenue and existing financing facilities would be adequate to fund your operations over the next twelve months. We note you have no revenues currently and you disclose that you do not have any lines of credit or other bank financing arrangements so it is unclear how you can assert that these sources of liquidity will be adequate to fund operations over the next twelve months. Please revise your liquidity section to discuss how long you can satisfy your cash requirements, whether you will have to raise additional funds in the next twelve months and, if so, where you anticipate receiving these additional funds. Refer to Item 303(a) of Regulation S-B.

Certain Relationships and Related Transactions, page 13

11. We note your response letter dated November 1, 2007 does not address prior comments 17 – 23 from our letter dated July 6, 2007. Please respond to and fully address these comments accordingly.

Recent Sales of Unregistered Securities, page 14

12. We note your response to prior comment 16 and it is still unclear where you have presented the 3.3 million shares issued to Torrey Hills Capital on August 11, 2006 in your statement of stockholders' equity. Additionally, please reconcile between the shares issued and presented in Item 10 for 2005 to the 19,217,677 shares issued on your statement of stockholders' equity during 2005.

September 30, 2007 Financial Statements

13. Please label these financial statements and accompanying footnotes herein as those of a development stage company. Please ensure this label is included in your future periodic and annual Exchange Act filings accordingly.

Note 4 – Restated Financial Statements, page F-5

14. We have read your responses to comments 24 and 27 in your response letter dated November 1, 2007. You have told us therein that the financial statements have been restated to reflect World Wise Technologies (WWT Canada) as the predecessor and the recapitalization of WWT Canada. You also state the retained earnings of WWT Canada are no longer eliminated and that you no longer present a technology asset as a result of correcting your accounting for this transaction. Considering the subsequent changes made to your accounting and presentation of this transaction, it remains unclear to us whether or not your accounting for this transaction is appropriate. Please address the following:

- Because WWT Canada is essentially the acquirer for accounting purposes, we would anticipate the historical income statements of WWT Canada be presented with no change except for retroactive restatement of earnings per share based on the exchange ratio of shares issued in the transaction. We would further expect that the equity section of the balance sheet of WWT Canada be retroactively restated to reflect the effect of the exchange ratio. Please confirm that this is consistent with your accounting treatment.
- With regards to the technology that was previously recorded on your balance sheet, please tell us if that was an asset of WWT Canada or of WWT Nevada (W2) prior to the transaction. We would expect that if the technology was an asset of WWT Canada that, because the financial statements of WWT Canada are presented as the continuing accounting entity, this asset would be an asset of the company post-merger. Please clarify which entity owned this technology and tell us your basis for removing this asset post-merger. If this was an asset of WWT Nevada, please further explain why this asset was not recorded at fair value. Finally, address how your accounting for this technology in your 2005 and 2004 financial statements included in your Form 10-SB is consistent and appropriate;
- We further note that you have presented discontinued operations. Please tell us what this relates to and how your accounting for this discontinued operations is in accordance with SFAS 144;
- So that we may understand this transaction better, please consider providing us financial statements of WWT Canada and WWT Nevada (W2) pre-merger.

15. Given the restatement, please revise your filing to comply with the disclosure requirements of paragraphs 25-26 of SFAS 154.

16. Revise your filing to disclose that the date the amounts presented in the table is as of is December 31, 2006. We also note that the "As Restated" amount for Expenses does not tie to the statement of operations on page F-9 within the amended Form 10-SB.

Glossary of Terms, page 19

17. Please consider explaining the terms in your glossary where they first appear in your document and deleting your glossary.

Form 10-QSB for the period ended September 30, 2007

Controls and Procedures, page 9

1. You state there were no significant changes in your internal controls or in other factors that could significantly affect those controls since the most recent

evaluation of such controls. Please revise your language in future filings to conform to Item 308(c) of Regulation S-B.

Exhibits 31.1 and 31.2

2. Please revise the wording throughout your management certifications in future filings to conform exactly to the wording set forth in Item 601(b)(31) of Regulation S-B.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Melissa Rocha, Senior Staff Accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Lesli Sheppard, Special Counsel, at (202) 551-3708 with any other questions.

Sincerely,

Lesli Sheppard
Special Counsel

cc: Mr. William D. O'Neal (via facsimile 480-816-9241)
        The O'Neal Law Firm, P.C.
        17100 E. Shea Boulevard
        Suite 400-D
        Fountain Hills, AZ 85268